Mail Stop 6010

April 3, 2007

Mr. James M. Harwell
Acting Chief Financial Officer
Reliability Incorporated
15720 Park Row Suite 500
Houston, TX 77218-8370

> **RE:** **Reliability Incorporated**
> **Form 10-KSB for the year ended December 31, 2005**
> **File No. 0-07092**

Dear Mr. Harwell:

We have reviewed your letter dated on December 12, 2006 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

General

1. Please provide, in writing, a statement from the company, in the exact form prescribed below, acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Please furnish your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

   Sincerely,


   Kevin L. Vaughn
   Branch Chief